                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                         Cablevision Systems Corporation
                      ------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
               --------------------------------------------------
                         (Title of Class of Securities)


                                   12686C-10-9
                               ------------------
                                 (CUSIP Number)


                                  June 1, 2000
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON                               Dolan Family LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  11-3519521
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
--------------------------------------------------------------------------------
                               5.       SOLE VOTING POWER
  NUMBER OF                                                                    0
   SHARES                      -------------------------------------------------
 BENEFICIALLY                  6.       SHARED VOTING POWER
  OWNED BY                                                                     0
    EACH                       -------------------------------------------------
  REPORTING                    7.       SOLE DISPOSITIVE POWER
   PERSON                                                                      0
    WITH                       -------------------------------------------------
                               8.       SHARED DISPOSITIVE POWER

                                                                       5,000,000
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       5,000,000
--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]*

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            3.7%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
                                                                              OO
--------------------------------------------------------------------------------

* Dolan Family LLC disclaims beneficial ownership of 5,596,314 shares owned by other Reporting Persons as to which the Dolan Family LLC has no voting or dispositive power.

1    NAME OF REPORTING PERSON              Edward C. Atwood, individually and as
                                                     Manager of Dolan Family LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          U.S.A.
--------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

   NUMBER OF                                                              11,033
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6.       SHARED VOTING POWER
    OWNED BY
      EACH                                                               524,824
   REPORTING               -----------------------------------------------------
     PERSON                7.       SOLE DISPOSITIVE POWER
      WITH
                                                                          11,033
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER             524,824

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         535,857

--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [X]*


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            0.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

* Edward C. Atwood, individually and as Manager of Dolan Family LLC, disclaims beneficial ownership of 10,060,457 shares owned by other Reporting Persons as to which he has no voting or dispositive power.

1     NAME OF REPORTING PERSON          Kathleen M. Dolan, individually and as
                                        Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust,
                                        DC Kathleen Trust, and as Director of
                                        Dolan Children's Foundation

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------
                           5.      SOLE VOTING POWER

    NUMBER OF                                                              4,000
      SHARES               -----------------------------------------------------
   BENEFICIALLY            6.      SHARED VOTING POWER
     OWNED BY
       EACH                                                            7,646,853
    REPORTING              -----------------------------------------------------
      PERSON               7.      SOLE DISPOSITIVE POWER
       WITH
                                                                           4,000
                           -----------------------------------------------------
                           8.      SHARED DISPOSITIVE POWER

                                                                       7,646,853
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       7,650,853
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            5.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

* Kathleen M. Dolan, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 2,945,461 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

1     NAME OF REPORTING PERSON                   Marianne Dolan Weber,
                                                 individually and as Trustee for
                                                 Dolan Descendants Trust, Dolan
                                                 Progeny Trust, Dolan
                                                 Grandchildren Trust, Dolan
                                                 Spouse Trust, DC Marianne Trust
                                                 and as Director of  Dolan
                                                 Children's Foundation

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          U.S.A.
--------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF
   SHARES                                                                  4,000
 BENEFICIALLY              -----------------------------------------------------
  OWNED BY                 6.       SHARED VOTING POWER
    EACH
  REPORTING                                                            7,611,529
   PERSON                  -----------------------------------------------------
    WITH                   7.       SOLE DISPOSITIVE POWER

                                                                           4,000
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                                                       7,611,529
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       7,615,529
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      [X]*


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                            5.6%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                                                              IN
--------------------------------------------------------------------------------

* Marianne Dolan Weber, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 2,980,785 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

1    NAME OF REPORTING PERSON                    Deborah Dolan-Sweeney,
                                                 individually and as Trustee for
                                                 Dolan Descendants Trust, Dolan
                                                 Progeny Trust, Dolan
                                                 Grandchildren Trust, Dolan
                                                 Spouse Trust, DC Deborah Trust
                                                 and as Director of  Dolan
                                                 Children's Foundation

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------
                   5. SOLE VOTING POWER
 NUMBER OF                                                                 4,000
   SHARES          -------------------------------------------------------------
BENEFICIALLY       6. SHARED VOTING POWER
  OWNED BY                                                             7,646,853
    EACH           -------------------------------------------------------------
  REPORTING        7. SOLE DISPOSITIVE POWER
   PERSON                                                                  4,000
    WITH           -------------------------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                                                                       7,646,853

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,650,853

--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [X]*

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            5.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------


* Deborah Dolan-Sweeney, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 2,945,461 shares owned by other Reporting Persons as to which she has no voting or dispositive power.

1    NAME OF REPORTING PERSON                 Paul J. Dolan, individually and as
                                              Trustee for Dolan Descendants
                                              Trust, Dolan Progeny Trust,
                                              Dolan Grandchildren Trust, Dolan
                                              Spouse Trust, DC James Trust
                                              and DC Kathleen Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          U.S.A.
--------------------------------------------------------------------------------
                   5. SOLE VOTING POWER
 NUMBER OF                                                                12,000
   SHARES          -------------------------------------------------------------
BENEFICIALLY       6. SHARED VOTING POWER
  OWNED BY                                                             7,496,208
    EACH           -------------------------------------------------------------
  REPORTING        7. SOLE DISPOSITIVE POWER
   PERSON                                                                 12,000
    WITH           -------------------------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                                                                       7,496,208
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,508,208

--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       [X]*

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

* Paul J. Dolan, individually and as Trustee of the trusts listed above, disclaims beneficial ownership of 3,088,106 shares owned by other Reporting Persons as to which he has no voting or dispositive power.

                       CONTINUATION PAGES TO SCHEDULE 13G

ITEM 1(a)   NAME OF ISSUER:

            Cablevision Systems Corporation

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1111 Stewart Avenue
            Bethpage, New York 11714

ITEM 2(a)   NAME OF PERSON FILING:

            This Statement is being filed by the persons (the "Reporting Persons") identified in the cover pages hereto.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal place of business for each Reporting Person is:
            c/o William A. Frewin
            340 Crossways Park Drive
            Woodbury, New York  11797

ITEM 2(c)   CITIZENSHIP:

            Dolan Family LLC is a limited liability company formed in Delaware. Each other Reporting Person is a citizen of the U.S.A.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Class A Common Stock.

ITEM 2(e)   CUSIP NUMBER:

            12686C-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

            Not Applicable.

ITEM 4.     OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED

                  The amount of shares beneficially owned by each Reporting Person is set forth in Item 9 of each of the cover pages hereto, each of which is incorporated herein by reference.

            (b)   PERCENT OF CLASS:

                  The percent of the class beneficially owned by each Reporting Person is set forth in
                  Item 11 of each of the cover pages hereto, each of which is incorporated herein by reference.

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                  (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                  (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  The number of shares as to which each Reporting Person has sole or shared voting power and sole or shared dispositive power is set forth in Items 5 through 8 of each of the cover pages hereto, each of which is incorporated herein by reference.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            See Exhibit A hereto.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See Exhibit B hereto.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: June 9, 2000

                                        Dolan Family LLC

                                        By:  Edward C. Atwood,
                                             as Manager

                                        By:              *
                                             ------------------------------

                                        Edward C. Atwood, individually

                                        By:              *
                                             ------------------------------

                                        Kathleen M. Dolan,
                                        individually and as Trustee for Dolan
                                        Descendants Trust, Dolan Progeny Trust,
                                        Dolan Grandchildren Trust, Dolan Spouse
                                        Trust, DC Kathleen Trust, and as
                                        Director of  Dolan Children's Foundation

                                        By:              *
                                             ------------------------------

                                        Marianne Dolan Weber
                                        individually and as Trustee for Dolan
                                        Descendants Trust, Dolan Progeny Trust,
                                        Dolan Grandchildren Trust, Dolan Spouse
                                        Trust, DC Marianne Trust, and as
                                        Director of  Dolan Children's Foundation

                                        By:              *
                                             ------------------------------

                                        Deborah Dolan Sweeney
                                        individually and as Trustee for Dolan
                                        Descendants Trust, Dolan Progeny Trust,
                                        Dolan Grandchildren Trust, Dolan Spouse
                                        Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                                        By:              *
                                             ------------------------------

                                        Paul J. Dolan, individually and
                                        as Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust,
                                        DC James Trust, and DC Kathleen Trust

                                        By:              *
                                             ------------------------------

* By:  /s/ William A. Frewin, Jr.
       --------------------------
             William A. Frewin, Jr.
             Attorney-in-Fact

Powers of Attorney confirming the authority of William A. Frewin, Jr. to sign on behalf of each Reporting Person were previously filed with the Commission as follows:

Reporting Person                                            Filing Date
----------------                                            -----------
Edward C. Atwood                                            November 15, 1999
Kathleen M. Dolan                                           June 27, 1997
Deborah Dolan-Sweeney                                       June 27, 1997
Marianne Dolan Weber                                        October 29, 1996

                                                                      Exhibit A

            This Amendment No. 1 to the Schedule 13G filed on November 15, 1999 is being filed to report the resignation of Edward C. Atwood as a trustee and the appointment of Paul J. Dolan as a successor trustee, effective June 1, 2000, of each of the trusts listed in the table below (the "Trusts").

            Each of Kathleen Margaret Dolan, Marianne Dolan Weber, Deborah Dolan-Sweeney and Paul J. Dolan is currently a trustee (a "Trustee" and together, the "Trustees") for each of the Trusts, which own in the aggregate, either directly or indirectly through their membership interests in Dolan Family LLC, 5,071,280 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"). Class B Common Stock is convertible at the option of the holder thereof, share for share into Class A Common Stock, par value $.01 per share, of the Issuer (the "Class A Common Stock"). As a Trustee of the Trusts, each of the Trustees has the shared power to vote and dispose of all shares held by the Trusts and Dolan Family LLC. Under certain rules of the Securities and Exchange Commission, so long as the Trustees retain such powers, they are deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting.

            The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.

Name of Trust                                  Beneficiary
-------------                                  -----------
Dolan Descendants Trust                        All descendants of Charles F. Dolan living
                                               at any time and from time to time.

Dolan Progeny Trust                            All children of Charles F. Dolan living at
                                               any time and from time to time.

Dolan Grandchildren Trust                      All children and grandchildren of Charles
                                               F. Dolan living at any time and from time to time.

Dolan Spouse Trust                             All descendants of Charles F. Dolan living at
                                               any time and from time to time and their spouses.

            Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary class. For each Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, (in each case, Paul J. Dolan), to any one or more of the members of such Trust's beneficiary class.

            Each of Kathleen Margaret Dolan, Marianne Dolan Weber and Deborah Dolan-Sweeney (each a "Current Beneficiary") is a beneficiary of, respectively, the DC Kathleen Trust, the DC Marianne Trust and the DC Deborah Trust (together, the "DC Trusts"), which own in the aggregate 3,602,068 shares of Class B Common Stock. For each of the DC Trusts, distributions of income and principal can be made in the discretion of the non-beneficiary trustee, to the Current Beneficiary. The Current Beneficiary has the power during his or her life to appoint all or part of his or her DC Trust to or for the benefit of one or more of her descendants.

            The following table lists each DC Trust's name and the name of its beneficiary or description of its beneficiary class.

Name of Trust                                           Beneficiary
-------------                                           -----------
DC Kathleen Trust                                       Kathleen Margaret Dolan

DC Marianne Trust                                       Marianne Dolan Weber

DC Deborah Trust                                        Deborah Dolan-Sweeney

            Beneficiaries of any DC Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such DC Trust because the non-beneficiary trustee thereof has the sole discretion to distribute or accumulate the income from each DC Trust and the sole discretion to distribute the principal of each DC Trust to the beneficiary of such DC.

            Paul J. Dolan is also the non-beneficiary trustee of the DC James Trust, which owns 1,212,464 shares of Class B Common Stock.

            The Dolan Family LLC has entered into a contractual arrangement with an unaffiliated third party whereby such third party has the right to receive distributions on certain shares of Class B Common Stock held by Dolan Family LLC. Such shares do not represent, in the aggregate, more than 5% of the Class A Common Stock.

                                                                      Exhibit B

                     Identification of Members of the Group

DOLAN FAMILY LLC

EDWARD C. ATWOOD, as Manager of Dolan Family LLC

KATHLEEN M. DOLAN, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, and as Director of Dolan Children's Foundation

MARIANNE DOLAN WEBER, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as Director of Dolan Children's Foundation

DEBORAH DOLAN-SWEENEY, individually and as Trusteee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as Director of Dolan Children's Foundation

PAUL J. DOLAN, individually and as Trusteee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC James Trust and the DC Kathleen Trust

                                                                      Exhibit C

                                Power of Attorney

              The undersigned hereby constitutes and appoints William A Frewin, Jr. with full power of substitution and resubstitution, as his true and lawful attorney-in-fact to:

       (1) execute and deliver for and on behalf of the undersigned (i) any and all Forms 3, 4 and 5 relating to Cablevision Systems Corporation (the "Company") and required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rule thereunder and (ii) any and all schedules relating to the Company required to be filed in accordance with Section 13(d) of the Exchange Act and the rules thereunder (together, the "Forms and Schedules"), in the undersigned's capacity as a trustee of the Dolan Descendants Trust, the Dolan Progeny Trust, the Dolan Grandchildren Trust and the Dolan Spouse Trust, the DC James Trust and the DC Kathleen Trust, and in and all other capacities pursuant to which such Forms and Schedules may be required to be filed by the undersigned;

       (2) do and perform any and all acts and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms and timely file such Forms and Schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

       (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

              The undersigned hereby grants to such attorney-in-fact and agents full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution of revocation, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein grants. The undersigned acknowledges that the foregoing attorney-in-fact and agent, in servicing in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Exchange Act. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the

Forms and Schedules with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and agents.

              IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 8th day of June 2000.


                                                      /s/   Paul J. Dolan
                                                     --------------------------
                                                     Paul J. Dolan

                              CONFIRMING STATEMENT

              This Statement confirms that Paul J. Dolan has authorized and designated William A. Frewin, Jr. to execute and file on his behalf all the Forms and Schedules (including any amendments thereto) that he may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's direct or indirect ownership of or transactions in securities of Cablevision Systems Corporation. The authority of William A. Frewin, Jr. under this Statement shall continue until the undersigned is no longer required to file the Forms and Schedules with respect to the undersigned's holdings of and transactions in securities issued by Cablevision Systems Corporation, unless earlier revoked by the undersigned in a signed writing. The undersigned acknowledges that William A. Frewin, Jr. is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934, as amended.

                                             /s/ Paul J. Dolan
                                            --------------------------
                                            Paul J. Dolan

                                                                       Exhibit D

                             JOINT FILING AGREEMENT

              Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on
Schedule 13G to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: June 9, 2000

                                     Dolan Family LLC

                                     By: Edward C. Atwood,
                                         as Manager

                                     By:             *
                                         --------------------------

                                     Edward C. Atwood, individually

                                     By:             *
                                         --------------------------

                                     Kathleen M. Dolan,
                                     individually and as Trustee for Dolan
                                     Descendants Trust, Dolan Progeny Trust,
                                     Dolan Grandchildren Trust, Dolan Spouse
                                     Trust, DC Kathleen Trust, and as
                                     Director of  Dolan Children's Foundation

                                     By:             *
                                         --------------------------

                                     Marianne Dolan Weber
                                     individually and as Trustee for Dolan
                                     Descendants Trust, Dolan Progeny Trust,
                                     Dolan Grandchildren Trust, Dolan Spouse
                                     Trust, DC Marianne Trust, and as
                                     Director of  Dolan Children's Foundation

                                     By:             *
                                         --------------------------

                                     Deborah Dolan Sweeney
                                     individually and as Trustee for Dolan
                                     Descendants Trust, Dolan Progeny Trust,
                                     Dolan Grandchildren Trust, Dolan Spouse
                                     Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                                     By:             *
                                         --------------------------

                                     Paul J. Dolan, individually
                                     and as Trustee for Dolan Descendants
                                     Trust, Dolan Progeny Trust, Dolan
                                     Grandchildren Trust, Dolan Spouse Trust,
                                     DC James Trust, and the DC Kathleen
                                     Trust

                                     By:             *
                                         --------------------------


* By:   /s/ William A. Frewin, Jr.
        ----------------------------
                William A. Frewin, Jr.
                Attorney-in-Fact

Powers of Attorney confirming the authority of William A. Frewin, Jr. to sign on behalf of each Reporting Person were previously filed with the Commission as follows:

Reporting Person        `                                   Filing Date
----------------                                            -----------
Edward C. Atwood                                            November 15, 1999
Kathleen M. Dolan                                           June 27, 1997
Deborah Dolan-Sweeney                                       June 27, 1997
Marianne Dolan Weber                                        October 29, 1996


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